Advanced Series Trust
655 Broad Street, 17th Floor
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 20, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. DeCarlo McLaren

Re:	Comments on Preliminary Proxy Statements of Advanced Series Trust
(Securities Act File No. 033-24962 and Investment Company Act File No. 811-05186)

Dear Mr. McLaren:

On behalf of AST Managed Alternatives Portfolio, AST Managed Equity Portfolio and AST Managed Fixed Income Portfolio (each a “Portfolio” and collectively “the Portfolios”), each a series of Advanced Series Trust (the “Trust” or “Registrant”), with respect to the Registrant’s preliminary proxy statements that were filed with the Commission on December 10, 2019 (each a “Proxy Statement” and collectively, the “Proxy Statements”).  The Proxy Statements were filed in connection with proposed Plan of Substitution (the “Plan”) for each of the above-referenced Portfolios as part of planned liquidations of the Portfolios.  The Definitive Proxy Statements will be filed on Friday, December 20, 2019.  Any changes noted herein will be tagged to indicate changes from the Preliminary Proxy Statements.  Any changes made in response to the Commission Staff’s comments, as well as certain non-material changes, will be reflected in the Proxy Statements.

This letter responds to the Commission staff’s (the “Staff”) comments provided telephonically on December 20, 2019.  The Staff’s comments and the Registrant’s responses are set forth in order below.  Comment and the responses noted apply to each Proxy Statement.  Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Proxy Statements.

1.	Comment: Please remove any brackets and fill in any blank information in the next filing.

Response:  The Registrant confirms that all brackets have been removed and all black information has been filled in.

2.

Comment:  Please confirm that the Portfolios will remain current on all filing obligations.  Please be sure to mark the fund series and class identifiers as “inactive” once the liquidation is consummated. Please confirm that the Portfolios will decide on the collectability of all receivables and that they will include, in their respective liquidation costs, anything that they believe might not be collected.  Please advise whether the FASB Accounting Standards Codification Topic 450 will be used for accounting in the liquidations.

Response:  The Registrant confirms so.

3.	Comment: With respect to Question 1 in the Question and Answers portion of the Proposal, please confirm that there are no variable life policies that are related to this Substitution.

Response:  The Registrant confirms that there are no variable life insurance policies that utilize the Portfolios.

4.	Comment: With respect to Question 6 in the Question and Answers portion of the Proposal, please modify the response to correct the typographical error in the first sentence.

Response:  The Registrant has modified and corrected the typographical error.

5.

Comment:  Under the “Reasons for Proposed Substitution . . .” on page 11 of the Proxy Statement, please consider relocating the last paragraph of the section pertaining to reallocating interests to the Transfer Rights section of the Proxy.

Response:  The Registrant has reviewed the disclosure and has revised the Proxy Statement to include the paragraph referenced above within the Transfer Rights section.

6.

Comment:  On page 15, under Annual Portfolio Operating Expenses, please clarify the second to last sentence in the second footnote to read as follows: “Expenses waived/reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver/reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver or the recoupment.”  In addition, supplementally verify and confirm that there will be no pending recoupments on or after the date of substitution.

Response:  The Registrant confirms that the statement is correct. Waivers or reimbursements may only be recouped in the same fiscal year for which such waiver or reimbursement has occurred.  When a portfolio has an expense waiver or reimbursements expenses will never exceed that expense limitation.  The Manager may recoup a previous wavier or reimbursement to the extent a portfolio’s expenses are equal to or below the waiver or reimbursement, but only in the same fiscal year.  Should the expense limitation change, the recoupment will never exceed the expense limitation in place at the time of recoupment.  The Registrant confirms that there will be no recoupment on the Portfolios before or after the date of substitution for waiver or reimbursement relating to the prior expense limitation.

7.

Comment:  On Page 16, please consider removing the second column that notes the “Management Fee as a % of Average Net Assets (after fee waivers and/or reimbursements)” for both the Existing Portfolio and the Substitute Portfolio.

Response:  The Registrant submits that, for purposes of transparency, this information is useful additional information.

8.	Comment: On page 18 under Other Matters, if applicable, please provide disclosure in response to Item 23 for security holders sharing an address.

Response:  Each Contract owner receives a proxy statement, including those living in the same household.  Accordingly, the Registrant did not include any additional information as Item 23 only requires disclosure if only one proxy is being sent to multiple addresses sharing the same household.

9.

Comment:  If applicable, please provide a table listing beneficial holders of more than 5% of any class of voting securities, directors and director nominees, and named executive officers per Item 403 of Regulation S-K.

Response:  The Registrant confirms this is not applicable.

10.	Comment: In Exhibit B, please disclose the number of votes, even if it is the same number as Shares Outstanding.

Response:  The Registrant submits that sufficient disclosure is provided in the proxy statement since the introduction to Exhibit B explains that each whole Share of the Portfolio is entitled to one vote as to the Proposal, and each fractional share is entitled to a proportionate fractional vote.

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Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez
Vice President and Corporate Counsel